

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via Facsimile</u>
Andrew D. Ory
President and Chief Executive Officer
Acme Packet, Inc.
100 Crosby Drive
Bedford, MA 01730

> **Re:** **Acme Packet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 18, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed on October 27, 2011**
> **Forms 8-K filed on May 11, July 21 and October 20, 2011**
> **File No. 001-33041**

Dear Mr. Ory:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 13. Certain Relationships and Related Transactions and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed March 23, 2011)

Certain Relationships and Related Party Transactions, page 8

1. We note your statement that neither the Board nor any of its committees "have approved" any related party transaction. Please clarify whether the company engaged in any transactions since the beginning of fiscal 2010 that are required to be disclosed under

Item 404(a) of Regulation S-K. Further, we note that you have adopted a written policy "of certain transactions or relationships" involving Acme Packet, Inc. and its directors, nominees for election as a director, executive officers, holders of more than 5% beneficial ownership of the Company's common stock and their affiliates. In future filings, consider explaining in more detail the types of transactions that are covered by such written policy. Refer to Item 404(b)(1) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A, filed March 23, 2011

Proxy Card

2.   The description of Proposal A.2. in your proxy card does not appear to accurately describe the proposal on which shareholders were being asked to vote. The Proxy Card indicates that shareholders were voting on an "advisory proposal" regarding Acme Packet's 2010 executive compensation. Please confirm that in connection with future advisory votes on executive compensation, you will clearly state in your proxy card that shareholders are being asked to vote to approve, on an advisory basis, the compensation of the company's named executive officers.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   In view of the company's disappointment, as noted in your October conference calls, with its third quarter financial results due to the failure of a large opportunity to close, it is unclear to us why your management's discussion and analysis did not provide any disclosure of this known event. In this regard, we note that significant time was spent addressing analyst questions and concerns about this opportunity in your October conference call. Please tell us what consideration was given to discussing this within your MD&A.

Form 8-K filed on May 11, 2011

4.   You do not appear to have amended your Item 5.07 Form 8-K, indicating your decision as to how frequently you will include a shareholder vote on the compensation of executives in your proxy materials. Please advise. Refer to Item 5.07 (d) of Form 8-K.

Forms 8-K filed on July 21, 2011 and October 20, 2011

5.   We believe the "Non-GAAP Condensed Consolidated Statements of Income" and the "GAAP to Non-GAAP Reconciliation" appearing in your Forms 8-K conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Matt Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief